Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-42766





                                 InnovaCom Inc.

                           Prospectus Supplement No. 2
                      (To Prospectus Dated August 30, 2000)


        You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

        On August 31, 2000, we issued a drawdown notice to Jashell Investments Limited in connection with the common stock purchase agreement dated June 19, 2000, as amended on July 26, 2000, evidencing an equity draw down facility between us and Jashell Investments Limited. The notice offered to sell up to $500,000 of our common stock to Jashell Investments Limited based on the formula in the stock purchase agreement, during the period beginning on September 1, 2000 and ending on October 3, 2000. The purchase would occur in two tranches. On September 15, 2000, we completed the first tranche raising in the aggregate $375,000, which includes $175,000 of common stock purchased by Jashell Investments Limited pursuant to warrants.

        The second  tranche  began on September 18, 2000 and ended on October 3,
2000. During this period, Jashell Investments Limited purchased a total of 756,298 shares of our common stock at an average purchase price of $0.2479 per share which represents a 21% discount from the Volume Weighted Average Daily Price of our common stock as quoted on the OTC Bulletin Board during this period of $0.3138 per share. These purchases resulted in aggregate proceeds of $187,500 being paid to us by Jashell Investments Limited. Additionally, as part of the purchase, Jashell Investments Limited exercised warrants to purchase 3,702 shares of our common stock at an exercise price of $0.2479 per share providing us with an additional $918.

        The attached prospectus relates to the resale of shares acquired by Jashell Investments Limited pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Jashell Investments Limited. Because Jashell Investments Limited may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

        We expect to use the proceeds of this sale of common and upon the exercise of warrants for cash issued to the Jashell Investments Limited pursuant to this sale of common stock for working capital.


           The date of this prospectus supplement is October 5, 2000.